September 30, 2008

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Attention:	Barbara Jacobs,
Assistant Director

Re:	EnterConnect Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed on September 18, 2008
File No. 333-1484797

Dear Ms. Jacobs:

Please be advised that the undersigned is the duly elected Chairman and Chief Executive Officer of EnterConnect Inc. (the "Registrant").  Having been advised that the Commission has no further comments to the Registrant's Form S-1 Registration Statement, the Registrant hereby requests acceleration of the effective date of the Registration Statement to Friday, October 3, 2008 at 9:30 a.m., or as soon thereafter as practicable.

The Registrant is in receipt of your comment letter of February 21, 2008, as it relates to the Registrant’s Form S-1 filing.  In accordance therewith, the Registrant acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the registration statement do not foreclose the Commission from taking any action with respect to the filing. The Registrant also acknowledges that the adequacy and accuracy of the disclosure in the above-referenced filing is the responsibility of the Registrant.  The Registrant represents to the Commission that staff comments will not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions in regard to this correspondence or any other matter relating to this Registrant’s filing, please do not hesitate to contact me.

Very truly yours,

/s/ Sam Jankovich

Sam Jankovich
Chairman, Chief Executive Officer

100 Century Center Court, Suite 650 , San Jose , California   95112 .800.658.2670